Exhibit 99.7


Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement: 1

Company Name:  Tomkins plc

Full Issuer Name:  Tomkins plc

AVS Security Number: Unknown

Release Date: IMMEDIATELY

Release Time:  IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name: Denise Burton

Tel No: 020 8871 4544

Announcement Given To Third Parties:

Amendment: No

Headline:  Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company: Tomkins plc

2 Name of director: Anthony John Reading

3 Please state whether notification indicates that it is in respect of holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified): As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s): Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary: Allocation of First Matching Award shares under the Tomkins Share Matching Scheme. (See additional information.)

7 Number of shares/amount of stock acquired: 10,544

8 Percentage of issued class: 0.00136%

9 Number of shares/amount of stock disposed: Not applicable

10 Percentage of issued class: Not applicable

11 Class of security:  Ordinary Shares of 5p each

12 Price per share: Nil

13 Date of transaction: 25 September 2002

14 Date company informed: 25 September 2002

15 Total holding following this notification: 492,966

16 Total percentage holding of issued class following this notification:
0.06378%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

19 Total amount paid (if any) for grant of the option:

20 Description of shares or debentures involved: class, number:

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:

22 Total number of shares or debentures over which options held following this notification:

23 Contact name for queries: Denise Burton

24 Contact telephone number: 020 8871 4544

25 Name of company official responsible for making notification: Denise Burton - Deputy Company Secretary

Additional Information:

6. The allocation of matching award shares relates to an original award of shares under the Tomkins Restricted Share Plan which vested and which became eligible for matching on 19 August 2002.